UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
001-42525

CUSIP NUMBER 104813209

(Check one):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Brag House Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

45 Park Street
Address of Principal Executive Office (Street and Number)

Montclair, NJ 07042
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BRAG HOUSE HOLDINGS, INC. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2025 (the “Quarterly Report”) by the November 14, 2025 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and conducting a final review of the financial statements and other disclosures in the Quarterly Report for the period ended September 30, 2025 to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lavell Juan Malloy, II	(413)	398-2845
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company completed its Initial Public Offering ("IPO") on March 7, 2025. As such, for the three months ended September 30, 2025, given its status as a publicly-listed company, the Company had various legal, professional, marketing, investor relations, and stock-based compensation expenses, which were substantially different from those incurred in the three months ended September 30, 2024.

As a result of the Company's IPO, the Company repaid and converted to equity certain financial debts and accumulated cash on its balance sheet. Therefore, the Company's expense related to Interest and Amortization of Debt Discount was nil for the three months ended September 30, 2025, which represents a material decrease from the three months ended September 30, 2024.

Subsequent to the IPO, the Company also effected certain significant financial transactions.

On July 24, 2025, the Company entered into a securities purchase agreement with various investors for a private investment in public equity offering of Series B Convertible Preferred Stock and Warrants convertible into shares of Common Stock, for aggregate gross proceeds totaling approximately $15 million. As a result of this transaction, the Company had substantially more cash on its balance sheet as of September 30, 2025, as compared to the period ended September 30, 2024.

Thereafter, on September 2, 2025, the Company entered into a securities purchase agreement with CleanCore Solutions, Inc. (“CleanCore”) pursuant to which the Company purchased Pre-Funded Warrants convertible into 4,000,000 shares of CleanCore’s Class B Common Stock for a purchase price of $1.00 in cash per Pre-Funded Warrant for a total purchase price of $4,000,000 in cash. As a result of this transaction, the Company recorded a Net Unrealized Gain on Equity Securities of $4,080,000 for the three months ended September 30, 2025.

Overall, for the three months ended September 30, 2025, the Company's Total Comprehensive Income (Loss) is expected to be $2,540,636, which is substantially greater than the loss of $(1,010,058) incurred in the three months ended September 30, 2024.

BRAG HOUSE HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 17, 2025	By:	/s/ Lavell Juan Malloy, II
	Name:	Lavell Juan Malloy, II
	Title:	Chief Executive Officer

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